Exhibit 4.10

Maarten van den Bergh Eastwood 7 Albury Road Burwood Park Walton on Thames Surrey KT12 5DY	6 July 2006

Dear Maarten,

Non-Executive Director

The Board has agreed to extend your appointment as a non-executive director of BT Group plc ("BT") to and including 31 August 2009. During that period either you or the Board can give the other at least three months written notice to terminate the appointment at any time.

In accordance with the Company's Articles of Association you may be required to stand for re-election at one of BT's Annual General Meetings.

This letter sets out the terms of your appointment.

You will receive fees for your services as a director of £65,000 a year for the period to and including 30 September 2006. This includes membership of the Audit Committee, Nominating Committee, Remuneration Committee and Chairmanship of the Pension Scheme Performance Review Group to which you have been appointed.

Deputy Chairman

Upon the recommendation of the Nominating Committee, the Board of BT appointed you as a non-executive Deputy Chairman and senior independent director ("Deputy Chairman") from and including 1 October 2006.

Larry Stone Company Secretary BT Group BT Centre 81 Newgate Street London EC1A 7AJ United Kingdom	tel fax mob email	+44 (0)20 7356 5237 +44 (0)20 7356 6135 +44 (0)7740 136290 larry.stone@bt.com	BT Group plc Registered Office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales no. 4190816 www.bt.com

Time commitment

You are expected to attend all meetings of the Board and those Board Committees to which you are appointed (and if you cannot attend any meeting to advise the Secretary in advance), the Annual General Meeting, appropriate investor meetings and one or more Board away days. In addition, you will be expected to devote appropriate preparation time ahead of each Board and Board Committee meeting and to take part in at least one visit each year to one of BT's offices or other sites.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as a non-executive Deputy Chairman.

Role

Non-executive directors have the same general legal responsibilities to BT as any other director. The Board's principal focus is the strategic direction, development and control of the group. In support of this it approves the group's values, business practice policies, strategic plans, annual budgets and the group's overall system of internal controls, governance and compliance authorities. It also has oversight and control of the group's operating and financial performance. These responsibilities are set out in the formal statement of the Board's role which you received in your directors' briefing pack.

Fees and expenses

You will receive fees for your services as a Deputy Chairman of £120,000 a year for the period from and including 1 October 2006. This includes membership of the Audit Committee and Nominating Committee, and Chairmanship of both the Remuneration Committee and the Pension Scheme Performance Review Group to which you have been appointed. You will not be entitled to additional fees for each further committee to which you are appointed.

BT will either pay or reimburse you for all travelling, hotel and other expenses incurred on the Company's business.

Outside interests

It is accepted and acknowledged that you have business interests other than those of BT. You are required to disclose to the Board, via the Secretary, any interests you have at the date of your appointment. Advice on notifiable interests was enclosed in your briefing pack. In the event that you become aware of any further potential conflict of interest during your period of appointment, you must disclose this to the Secretary as soon as it becomes apparent.

Confidentiality and share dealings

All information acquired during your appointment is confidential to BT and should not be released (by whatever means), either during your appointment or following termination, to third parties without prior clearance from the Secretary. You also undertake to keep secure any information and material sent to you.

Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. You should avoid making any statements that might risk breaching these requirements without prior clearance from the Secretary.

You will be bound by BT's Articles of Association and by the Company's share dealing code.

Briefings

The Company has in place arrangements to complement the briefing material you have already received about the BT group through an on-going programme to keep you informed about BT's businesses, activities and developments, the communications industry and the regulatory environment. This includes meetings with executive management and BT's external auditors. We will also arrange a tailored package of visits so you can see BT and its people at work.

Review

The performance of the Board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with the Chairman or the Secretary as soon as is appropriate.

Insurance

You are covered by the Company's directors' and officers' liability insurance.

Independent professional advice

The Company has a procedure for its directors, in furtherance of their duties, to take independent advice if necessary, at the BT's expense. If you feel it necessary to seek such advice, please contact the Secretary first. A copy of the procedure was included in your briefing pack.

Termination

Upon termination of your appointment you will at the BT's request promptly resign in writing as a director of BT Group plc. The Secretary is irrevocably authorised to sign a letter of resignation on your behalf if you fail to do so.

Acceptance

Please confirm your acceptance of these terms by signing and returning to me the attached copy of this letter.

Yours sincerely

/s/ Larry Stone

L W STONE

To:	Larry Stone
Company Secretary

I confirm acceptance of my appointment on the above terms.

/s/ M van den Bergh	July 6, 2006

Name	Date